Exhibit 99

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MG.TO - Q4 2019 Magna International Inc Earnings Call EVENT DATE/TIME: FEBRUARY 21, 2020 / 12:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call C O R P O R A T E P A R T I C I P A N T S Donald James Walker Magna International Inc. - CEO & Director Louis Tonelli Magna International Inc. - VP of IR Seetarama Swamy Kotagiri Magna International Inc. - President Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Brian Arthur Johnson Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst James Albert Picariello KeyBanc Capital Markets Inc., Research Division - Analyst John Joseph Murphy BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Peter Sklar BMO Capital Markets Equity Research - Analyst Rod Avraham Lache Wolfe Research, LLC - MD & Senior Analyst P R E S E N T A T I O N Operator Greetings, and welcome to the fourth quarter and year - end 2019 results. (Operator Instructions) As a reminder, this conference i s being recorded Friday, February 21, 2020. I would now like to turn the call over to Louis Tonelli, Vice President, Investor Relations. Please go ahead, sir. Louis Tonelli - Magna International Inc. - VP of IR Thanks, Savanna. Hello, everyone, and welcome to our Fourth Quarter and Year - End 2019 Conference Call. We'll have formal comments today from Don Walker and Vince Galifi. Joining us today are Swamy Kotagiri, as well as Eric Goldstein and Jim Floros from our IR team. Yesterday, our Board of Directors met and approved our financial results for the fourth quarter and year ended December 31 , 2019 . We issued a press release this morning for the quarter . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . As we review financial information today, please note that all figures discussed are in U . S . dollars, unless otherwise noted . We have included in the appendix reconciliations of certain key financial statement lines for Q 4 ' 19 and Q 4 ' 18 between reported results and results excluding unusual items . Our quarterly earnings discussion today excludes the impact of unusual items . Please also note that when we use the term organic in the context of sales movements, we mean excluding the impact of foreign exchange, acquisitions and divestitures . Beginning in 2019 , we adopted a new lease accounting standard that replaced previous lease guidance under GAAP . The most significant impact of this standard on our financials was the recognition of approximately $ 1 . 8 billion in right - of - use assets and lease liabilities for operating leases . 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 The adoption of the new standard, done prospectively with no prior year restatement, did not have a material impact on earnings or cash flows and has an approximately 140 basis point negative impact on return on invested capital . Lastly, prior period comparatives have been restated to reflect the transfer of certain assets out of Corporate and Other to the company's operating segments to better reflect the utilization of these assets . And now I'll pass the call over to Don . Donald James Walker - Magna International Inc . - CEO & Director Thanks, Louis . Good morning, everyone . We faced a number of challenges in 2019 : global vehicle production declined 4 % driven by 6 % lower production in China, North America down 4 % due in part to a labor strike at General Motors that impacted Q 3 and Q 4 , and Europe down 3 % each compared to 2018 . A stronger U . S . dollar drove a currency headwind of $ 1 . 3 billion to our sales . And commodity costs, including lower scrap metal recoveries, negatively impacted us . We also incurred significantly higher - than - planned engineering and other costs in our ADAS business, substantially associated with 3 programs that will be utilizing new technologies . Despite some of these factors, there were a number of important positives for Magna that came out of 2019 . Once again, we grew our organic sales faster than global vehicle production with Complete Vehicles, Power & Vision and Seating all far outpacing production ; and Body & Exteriors, the segment with the highest exposure to GM, coming in line with global production . On a consolidated basis, organic sales grew 2 % versus the 4 % decline in global production . We posted record free cash flow generation of $ 2 . 3 billion, far eclipsing our previous record set last year of $ 1 . 6 billion . We invested $ 2 billion in our business in the form of fixed assets, other assets and acquisitions . We returned $ 1 . 7 billion to shareholders through share repurchases and dividends . We continued to invest in research and development for electrification and autonomy, among other areas, in order to further position us for the future . Despite the significant investments in the business and return of capital to shareholders, our balance sheet remains very strong, which we see as a competitive advantage . We were awarded the largest production order for transmissions in our history, a production contract from BMW for dual - clutch transmissions, including hybrid variants for their front - wheel drive platform, representing 170 different vehicle applications . Lastly, our Board once again increased our quarterly dividend by 10 % to $ 0 . 40 , reflecting continued confidence in Magna's future . This represents the 11 th consecutive annual increase in our dividend . As we outlined in January, we see some macroeconomic challenges this year with lower expected production in Europe and a stronger average U . S . dollar against certain key currencies compared to 2019 . In addition, we expect some impact from COVID - 19 . However, I'm confident that we are positioned for further growth in sales, margins, earnings and cash flow in the years ahead . We plan to demonstrate this to you at our Investor Day on February 27 in Toronto . I hope you will be able to join or listen to the webcast . With that, I'll pass the call over to Vince . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Thanks, Don, and good morning, everyone . Overall, we were fairly pleased with our Q 4 results as our consolidated sales and adjusted EBIT were ahead of our internal expectations . However, as Don mentioned, the GM strike continued into the fourth quarter and this contributed to lower sales and earnings compared to the fourth quarter of 2018 , although the impact of the strike were largely in line with our expectations coming into the quarter . FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Some of the key details of the quarter included our consolidated organic sales declining 3% . Global light vehicle production was essentially level . But weighted for Magna sales by region, vehicle production declined 5% . This was due to production in North America and Europe, our 2 most significant markets, declining 7 % and 3% , respectively . The large decline in North America was in part due to the GM strike . We returned $ 365 million to shareholders in the quarter through dividends and share buybacks . We generated $ 1 . 1 billion in free cash flow, well ahead of our expectations coming into the quarter, and our Board approved a 10 % increase in our quarterly dividend . I'm going to cover each of these in some more detail . Our consolidated sales were $ 9 . 4 billion, a decline of 7 % from the fourth quarter of 2018 . Our sales in the fourth quarter of 2019 were negatively impacted by, among other factors, lower production in North America and Europe, the divestiture of our FP&C business the first quarter of 2019 and currency translation . Excluding the divestiture of FP&C, net of the acquisitions of OLSA and Viza, we -- which reduced sales by $ 276 million, and currency translation, which was $ 138 million headwind, our organic sales declined 3 % year - over - year . As expected, our adjusted EBIT margin was lower compared to last year . We reported 6 . 3 % in the fourth quarter of 2019 , down from 7 . 2 % in Q 4 of 2018 . 80 basis points of this decline related to lower margins in our Power & Vision segment, 50 basis points to Body Exteriors & Structures and 30 basis points was due to lower Seating margins . These were offset by 40 basis points of improvement driven by Complete Vehicles and 30 basis points of improvement due to higher profit in Corporate . And of course, the GM strike significantly contributed to the lower margins for BES, Power & Vision and Seating . I will get into the specifics of these margin changes in the segment review . Adjusted EBIT decreased to $ 590 million from $ 730 million, largely reflecting the GM strike, higher engineering costs in our ADAS business, higher warranty costs, net foreign exchange losses, lower scrap metal recoveries and higher commodity costs . These were partially offset by higher net favorable commercial items, lower incentive compensation and increased earnings in Complete Vehicles . Equity income was largely in line with last year and up $ 21 million from the prior quarter, mainly due to lower depreciation and amortization related to fair value increments as a result of the Q 3 2019 impairment of our investments in Getrag's joint ventures . Excluding equity income, our EBIT margin declined to 5 . 7 % in Q 4 of ' 19 versus 6 . 6 % in Q 4 of 2018 . Our effective income tax rate was 23 . 3% , relatively in line with our full year 2019 tax rate . Net income attributable to Magna was $ 433 million compared to $ 542 million in Q 4 of 2018 , reflecting the lower EBIT and higher tax rates, partially offset by lower interest expense and minority interest . Diluted EPS was $ 1 . 41 for the quarter compared to $ 1 . 63 last year . The decline of $ 0 . 22 reflects the lower net income partially offset by 8 % fewer shares outstanding . Now for our segments . Body Exteriors & Structures sales were $ 3 . 9 billion in the fourth quarter down 6 % from $ 4 . 2 billion a year ago . This reflects declines in vehicle production in North America, including from the GM strike, and in Europe, the end of production of certain programs, including the Chevy Cruze ; a negative impact from foreign currency translation of $ 33 million ; and net customer price concessions . These were partially offset by new program launches . The segment's organic sales change was below global vehicle production but in line on a weighted basis . Body Exteriors & Structures EBIT decreased by $ 67 million in Q 4 of ' 19 compared to the fourth quarter of 2018 . Margins fell by 110 basis points to 7 . 4 % in the fourth quarter . This was primarily due to the impact of the GM strike, lower scrap metal recoveries, higher net warranty and launch costs and lower foreign exchange gains . These were partially offset by inefficiencies during 2018 at a plant we closed in 2019 and productivity and efficiency improvements, including certain underperforming facilities . Power & Vision segment sales decreased $ 262 million or 9 % to $ 2 . 7 billion from $ 3 billion last year . This primarily reflects net divestitures of $ 319 million, ; declines in vehicle production in North America, including from the GM strike ; and in Europe, a $ 48 million negative impact from foreign currency translation and net customer price concessions . Organic sales increased 4 % year - over - year outpacing global vehicle production and, in particular, outpacing weighted global production, which was down 5% . This was driven by new program launches and further increased DCT sales for our European transmissions business . FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Power & Vision EBIT was lower by $ 91 million and EBIT margin decreased to 6 % compared to 8 . 5 % in the fourth quarter of 2018 . The lower EBIT percentage primarily reflects higher engineering costs in our ADAS business, substantially associated with 3 programs that will be utilizing new technologies, the GM strike and higher net warranty costs . These were partly offset by the divestiture of the FP&C, which ran at margins below segment average, and higher net favorable commercial items . Excluding equity income, EBIT margin fell to 4 % from 6 . 6 % in 2018 . Seating sales were $ 1 . 4 billion, down 1 % from the fourth quarter of last year as a result of the declines in production in North America, including the GM strike ; and in Europe, end of production of certain programs, including the Chevy Cruise ; a $ 15 million negative swing in foreign currency translation ; and net customer price concessions . These were partially offset by the launch of new programs and the acquisition of Viza . Seating organic sales declined 3% , outpacing weighted vehicle production . Seating EBIT decreased by $ 31 million to $ 79 million quarter, while EBIT margins dropped by 220 basis points to 5 . 5 % from 7 . 7 % in 2018 . This reduction reflects foreign exchange losses in Q 4 of ' 19 compared to gains in 2018 , launch and operational efficiencies at a new facility, higher commodity launch and net warranty costs and the GM strike . These were partially offset by increased equity income . Lastly, Complete Vehicle sales were down $ 226 million or 13 % from last year to $ 1 . 5 billion . This was primarily due to lower volumes on the Jaguar I - PACE and BMW 5 Series and a $ 46 million negative impact from foreign currency translation, partially offset by the launch of Toyota Supra and BMW Z 4 as well as improved mix . Organic sales declined by 11 % from last year as assembly volumes declined 7 % to approximately 34 , 000 units . Complete Vehicle's EBIT increased by $ 20 million compared to the fourth quarter of 2018 . EBIT margin increased 160 basis points to 3 % in Q 4 of ' 19 , primarily due to earnings on higher sales of certain vehicles and reduced launch costs and efficiencies, partially offset by restructuring and downsizing costs incurred in 2019 . Let me look at our cash flows and investment activities now . During the fourth quarter of ' 19 , we generated $ 1 . 7 billion in cash from operations compared to $ 1 . 6 billion in the fourth quarter of 2018 . Investment activities amounted to $ 635 million, including $ 513 million in fixed assets and $ 122 million increase in investments, other assets and intangibles . Free cash flow was $ 1 . 1 billion in the fourth quarter, better than expected, mainly due to higher - than - anticipated Q 4 earnings, lower fixed asset spending and working capital being better than anticipated by about $ 200 million . Keep in mind that we were expecting the $ 200 million in Q 1 2020 , so our 2020 free cash flow outlook will be lower by this amount . For 2019 , we generated a record free cash flow of $ 2 . 3 billion compared to the $ 1 . 9 billion to $ 2 . 1 billion range that we anticipated at the start of the fourth quarter . We returned $ 365 million to shareholders in the quarter through the repurchase of $ 254 million of our stock, representing 4 . 7 million shares, as well as a payment of $ 111 million in dividends . For the year, we repurchased 25 . 8 million shares for $ 1 . 3 billion and paid dividends of $ 449 million . Our adjusted debt to adjusted EBITDA is 1 . 21 , providing continued balance sheet flexibility . We announced today that our Board approved a 10 % increase in our quarterly dividend to $ 0 . 40 . This represents the 11 th consecutive year of dividend increases, reflecting our continued earnings and balance sheet strength as well as management and the Board's confidence in our future . Turning to our outlook . We've only made one change to what we provided last month on our outlook call . As I noted earlier, due to timing of some working capital, we now expect between $ 1 . 4 billion and $ 1 . 6 billion of free cash flow in 2020 compared to the $ 1 . 6 billion to $ 1 . 8 billion that we communicated in January . We continue to believe we will generate approximately $ 5 . 5 billion in free cash flow in the 2020 to 2022 time frame . We indicated in our press release that we have not included any adjustment to our outlook related to COVID - 19 as it is difficult to assess its impact . However, our outlook reflects average quarterly consolidated sales in China in the $ 400 million to $ 500 million range, and approximately 20 % of our equity income outlook range is expected from China . To the extent the production is disrupted, our results will be impacted . However, it is difficult to quantify at this time . Thanks for your attention this morning . Pleased to answer your questions . FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) And our first question comes from the line of John Murphy, Bank of America Merrill Lynch. John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Just a first question on Body Exteriors & Structures . Given your content on GM trucks and the downtime around the strike there, I just kind of would have expected there might be a slightly larger hit than what you saw . So I'm just curious if there was something else going on or the positives were just much greater than what seems to be to what you're alluding to on the slide . I mean, it just seems like you performed very well in a very tough time . You have tremendous content on those trucks, it just seems like you outperformed in a big way . So is there something else going on here where there was -- production still going on and you're getting paid for frames and other parts or something like that? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Good morning, John, it's Vince . When I look at our Body Exteriors & Structures group, sales were impacted by about, I'd say, $ 225 million and [the impact] to EBIT was -- on BES' margins was about 120 basis points . So that was the most significant impact . When I kind of look at what's happened in the quarter year - over - year, some of the negatives have been, as we've talked about throughout the year, is lower revenue on scrap metals, which was a negative year - over - year, a little bit higher warranty, some additional launch costs and some transactional FX . Some of the sort of positives, like kind of 2 of them have come out is, one is shutting down a division last year in Q 4 . That's now gone . So we've seen some positive impact to profitability as a result of that . We do have some incremental sales in front of -- in the back of the impact of General Motors . And on the incremental sales, the pull - through was at a decent level . So kind of when you add the pluses and minuses, we end up with a Q 4 of about 7 . 4 % EBIT margin . But there isn't anything in there, John, that's kind of unusual win, it's just normal operating results for our BES group for the quarter . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Good . No, that's impressive . Just a second question on the ADAS investment . I mean it sounds like the investment is for 3 programs specifically . Just curious if any of these will be leveraged for future programs and the headwinds would fade in 2020 , or maybe even beyond, as far as the step - up investment . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I think when you look at the spending that we're doing in our ADAS business, I'd kind of, in my mind, break it down into sort of 3 categories . One, we've been talking about some overspending on 3 programs that are going to launch in Europe, utilizing new technologies . And as we continue to work on those, we're certainly developing some capabilities and technology capabilities we're learning from that . So we expect to leverage that going forward on new programs . The second chunk of -- when I think about our engineering spend is application engineering, programs that are going to ramp up . So we've got the business, and just like any other business, you've got the start - up costs in this business, it's engineering costs . So as that business ramps up, those costs will go down . And as we continue to win business, we'll have other engineering spend but that's a good thing . The third chunk of our engineering relates to -- I think about it as developing our core capabilities across the board in autonomy and ADAS driving features . And like we've been doing in the past, we leverage that, the core capability, for program awards . So as we go forward and the sales FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 increase, if we look out over the next couple of years, the ADAS overspending, as the program ramps up, that is going to go away . Core spending, we're seeing a little bit of growth in core spending over the next couple of years, kind of expected as the business is growing . And application engineering is going to be a function of the business awards . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . And then just lastly on Seating, similar to BES, a pretty good performance in the quarter all things considered . As you look at this 5 . 5 % versus, I think, you were high 7 % last year on your margins, just curious where you think -- and maybe forget about 2020 , but where do you think sort of the normalized margins are in that group? And then also as we think about what's going on with BMW, VW and Daimler, is there a share gain opportunity here for you from outsourcing and maybe even gaining share from some of your competitors? Just trying to dimension what's going on with BMW specifically, but also with VW and Daimler on the Seating side . So it does seem like there's a real opportunity for organic growth there . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO John, I'll answer the very first part of your question, I'll have either -- Don sort of deal with the second part . With respect to kind of overall margin program, particularly in the fourth quarter, we did benefit from higher equity income and we expect that to continue to grow as our business starts to advance in our joint venture operations that we don't consolidate . As I look out to ' 21 and ' 22 and beyond, as we get by the launch of some of the inefficiencies on the BMW program in the southern part of the United States, we'll see an improvement in overall margins . But we should [see] margins continue to grow . But if you go back to kind of where we were in ' 18 , John, and look at the margins where we were in ' 18 and where we think we're going to be in ' 22 , I don't think we're going to get to the same level over that 3 - year period . And part of that is some of these BMW programs that we've talked about, a substantial increase in sales . But we don't have a lot of value add and we're purchasing a lot of the components, so it's a lower - margin business, a pretty decent return on capital business, so that will impact negatively the reported margins . But as we get beyond that and are able to vertically integrate more and more of the components, I don't see any reason why margins can't start to creep up to where we were kind of at the ' 17 , ' 18 level . Donald James Walker - Magna International Inc. - CEO & Director Yes, I'll add to that . It's Don here . As Vince said, to the extent we do more value - added, that will impact the margins for sure . From the return on invested capital, which is what we typically look at, the more we do in the metals business, the margins would go up, return on invested capital is a bit more challenging there . But I think there's going to be opportunities based on what's happening in the market with some of our competitors . As far as winning more business, we're -- we have one business and we're continuing to launch business with BMW . We got to make sure we're getting reasonable returns . I wouldn't comment specifically on other customers, BMW or Daimler -- or sorry, VW or Daimler . But I do think there's opportunities for our Seating group to continue to grow . We're the smaller player relative to some others that are out there, and I think we got a good reputation . So I would expect the Seating business does have opportunities to continue to grow . [But those] are 2 markets where we're were relatively small in Seating . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Yes . Is it fair to say, though, that some of this may be straight outsourcing from the Germans and some of it might be share gains from competitors? I mean, it kind of seems like it might be a combo . Is that a fair statement? FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Donald James Walker - Magna International Inc. - CEO & Director I think there's opportunities in both of those . It's hard to tell to the extent that our customers will continue to outsource, Seating is a pretty core product for them . But I think in general, if you look at what's going on in the industry and the margin pressure that our customers are facing based on what they have to do for the electrification of the powertrain as well as the amount of money they're spending on autonomous driving and having to hit some of the regulatory requirements for fuel economy, I think everybody is taking a real hard look at how do they get their cost down . And in some cases, through outsourcing, they can get lower costs . So I don't know what their end result is going to be, but I think your comment that there's opportunities in both those areas . Operator Our next question comes from the line of Peter Sklar with BMO Capital Markets. Peter Sklar - BMO Capital Markets Equity Research - Analyst On the 3 ADAS programs, I believe you mentioned before that all of this elevated cost level is preproduction engineering costs . So I would expect you think that these costs are going to come down substantially as you get into launch . So could you maybe review the launch schedule for these 3 programs and when you expect these costs to peak and kind of how the cost change as we move forward? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Peter, it's Vince . These programs start to go into production in late ' 21 . So we'll continue to spend some preproduction costs up until that point in time . But when you think about where we were in ' 19 and where we are in ' 20 , we're expecting a margin improvement ' 20 versus ' 19 . We talked about it on our January call . But just to go back to what we talked about is just see the lower spending on those 3 programs in 2020 should add about 70 basis points to the Power & Vision segment in 2020 versus 2019 . That translates to about a 20 basis point improvement in Magna's overall margins . So as we get into ' 21 , those costs will start to ramp down . The other opportunity, Peter, as we continue to work internally and with our customers in trying to do things more efficiently, hopefully, we can recover some additional revenue from our customers as well to take into account some of the additional spending we've incurred . Hopefully, we can bring the margin or move up that margin improvement year - over - year . Donald James Walker - Magna International Inc. - CEO & Director Yes . Just to add to that . So I'm not sure, Swamy, if you have anything to add or not . But Peter, on these programs, safe to say, we've talked about it before, what we thought we had to do in the scope of the project was more than we anticipated . And based on the extra work, we were caught with having to outsource trying to find people . So I won't repeat all Vince's comments, but I think year - over - year, we should certainly be getting better . And I'm more comfortable, even though there's still some challenges here, that we've got much better handle on it, and the customer also understands, collectively, with us, what some of the challenges are . I don't think it's surprising because a lot of people seem to go through these, and these are very challenging programs . But overall, we'll talk about -- maybe a bit more about this in our Investor Day, we've been able to track and build our team up, specifically development software people . And most of the work on this is upfront - loaded because we got to get to the testing, the validation of the components well before production . So I think we're over the hump, but they're still challenging programs . And as you can see in Q 4 , we still overspent what we expect to do . FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And moving to the Lyft joint venture, when does that venture start to wind down? And when do the associated costs come down along with that? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I think, Peter, it winds out at the end of -- or it's actually already wound down end of last year . So we're going to see a reduction in our spending with Lyft Q 1 of 2020 . Again, when you look at the impact on overall margins in ' 20 versus ' 19 in Power & Vision, that should help margins in 2020 by about 50 basis points in that segment . At the Magna level that's going to translate to about a 15 basis points improvement year - over - year . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . So safe to say then like with the wind down of the joint venture and the 3 ADAS programs, like those are going to be -- cumulatively, those are going to be a tailwind for margin in 2020 , I think, is what you're saying? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . That's right, Peter . But when I look at some of the -- we talked about this on the January call . But if you look at our engineering spend on electrification and autonomy outside of these 3 programs and Lyft, spending is expected to increase a little bit between ' 20 and ' 19 , 2020 and 2019 , which just reflects our business activity . Donald James Walker - Magna International Inc. - CEO & Director Yes . Peter, just for clarification, what we had was a partnership with Lyft, and we intend -- so it wasn't a formal joint venture . When we were -- when we started it up, we had talked about what we want to accomplish -- and I won't go through it all, if there's any questions, we can go through it more in Investor Day, we had said let's review where we were 2 years into the program . So I think what we had done with Lyft is actually pretty successful . We learned a lot . We still have a good working relationship with them . But what we've said earlier was we're 2 . 5 years smarter now of where the market's going to go . And it became pretty clear to us that the sensors required for Level 4 , Level 5 , I guess, driving and what companies like Lyft need are substantially different to meet the specification from what our other customers needed in L 2 , L 3 . So we're rediverting that, the money we're spending there, into other core products that we want to develop for Level 2 , Level 3 . I still believe that Level 4 is going to come . I think it's further out than people had anticipated . Well, we've -- we knew it was further out, I think that's where we're projecting . But I'm not sure what the volumes will be when it comes to market . So we've just reassessed where we want to spend the money where we think we're going to get a return . But I do think the exposure -- and understanding what's going on in that market and where things are going with the mobility as a service, there's still going to be some very interesting business models coming up in that space, in my opinion . So we're continuing to watch it, but we don't want to be expensing our engineering on the components there, we want to do it more in L 2 , L 3 . Louis Tonelli - Magna International Inc. - VP of IR Peter, just to refresh your memory on power and vision, and we ended the year at 6 . 6 % margin . Our expectation for 2020 is between 7 . 9 % and 8 . 3% . Now the ADAS spending coming down, and this spending is clearly a big part of it, but there's a couple of other items in there . So we have a nice expansion -- margin expansion planned in Power & Vision . FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And then just lastly, as I recall, when you provided your initial outlook for 2020 , when you're looking at anticipated European production volumes, you did take into account the new emission regulations and the potential impact that, that could have on volumes . And now that we're a couple of months later, I'm just wondering, is there any read - throughs you can talk about regarding the new emission regulations? And like how is it impacting volumes and mix? And have you changed your outlook at all for the impact that that's going to flow through down into Magna? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Peter, we -- as we looked at our outlook, which remains unchanged, we looked at North American and European volumes, and based on early indications, there was no reason to change our assumptions in Europe . But let me remind you, Peter, what's built into our outlook for Europe first half of 2020 versus first half of 2019 , we've got about a 6 % reduction . As we get into the second half, a little bit of improvement over the second half of 2019 . So we'll -- I think part of that is due to some of the new requirements coming into Europe but should -- our expectation is to get out of that . That's what assumes into our overall volume assumptions in Europe for 2020 . Peter Sklar - BMO Capital Markets Equity Research - Analyst And is the mix coming out any different than you anticipated in Europe? Or is it too early to tell? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Peter, it's too early to tell at this point. Operator Our next question comes from the line of Rod Lache with Wolfe Research. Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst I was just, first of all, hoping to follow up on Peter's question on Europe . I think we all continue to hear about OEMs reeling from pressure related to the CO 2 regs there . You made some comments on production volumes, but have you observed any specific signs of changing behavior there? Obviously, there, you've got Daimler cutting its dividend and a lot of companies talking about pressure . But just vis - à - vis the relationship with Magna, what are you hearing along those lines? Donald James Walker - Magna International Inc. - CEO & Director Yes . I'll -- just a couple of comments . Thinking about it, this could be a longer discussion . I think given the pressure generally, and you can certainly see them in Europe with the -- hitting the new regulations and potential fines, et cetera, et cetera, which I think everybody understands within the industry, there's no doubt that there's going to be margin pressure on the customers, especially if they have to be selling vehicles or are deploying more money into electrification, powertrain and then selling those vehicles at potentially lower margins, and nobody really knows what the demand is . So from our perspective, we are very carefully looking at where we think the actual production or the actual selling will be of those vehicles when you [quote] on programs . But from a customer standpoint, everybody is looking to save money, including the supply base, where we can . The obvious ways to look at that is can they spend less on upfront programs . You see more cooperation in that area amongst the OEMs, and we've -- I think we've ever seen before . And it makes sense . Because if you're going to be designing something rather than everybody do their own testing and get lower volumes, then to the extent they can commonize engineering and production, they get lower prices from the supply base and they don't have to redevelop FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 everything . So we're definitely seeing that . I'm sure they're all looking at their internal costs to reduce overheads, and they are going to be looking to the supply base to reduce cost . But those does go through cycles . I've been in the business for a long time, and one of the reasons we've been focused so heavily on world - class manufacturing, as we call it internally, is to make sure we are as competitive as possible . So if somebody wants a lower price, then the way we're trying to approach it is, well, let's figure out how to either design the product or the manufacturing process more efficiently because we don't want to take it out of our margin . As long as we are competitive, and we understand our costs well and explain them to the customer who work through it, then that's the best way for us to not have our margins [hit] . And the second area is coming up with innovative products, where you can either reduce weight or increase efficiencies, et cetera, so that it helps them meet their targets . But we're still going to have to get our expected return on invested capital and keep our margins up . So I would suspect that if volumes go down and the pressures continue, that we're going to continue to see pressure from our customers to give more competitive prices, but it's not -- I wouldn't say it's drastically different . I think it will continue . But it's sort of always been that way . Even when they're making great margins, they're still pushing as hard as they possibly can . They're good negotiators and we just have to understand our costs and make sure we protect our margins . We've never tried to go for growth for the sake of growth . We've got -- we want to hit our targets and we'll take on business that way . I do think, given all this, it just means there's probably some pressure, but there's huge opportunities here for people with innovative products and who are competitive to continue to grow because we -- I think we can be a pretty competitive company, and that shows because we keep on increasing our content . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Great . And just my second question is you talked about your balance sheet as an advantage . It provides, obviously, a lot of flexibility for you . Could you just give us what your current thinking is on acquisitions? Obviously, the equity markets are super focused on growth assets, like things that are focused on electrification or automation . But potentially, some of the best values are going to be traditional powertrain and driveline assets . Do you, from Magna's perspective, view those as compelling options based on the value or synergies or less technical risk? Or are you primarily focusing on some of the other technologies that might position you better into the long - term future? Donald James Walker - Magna International Inc . - CEO & Director You're right . We do have the ability, based on our balance sheet and our cash flow generation, to make acquisitions . I think you know as well enough that we're not going to make an acquisition just for the sake of growth, it's going to have to make sense . The first thing we'd look at is, is it aligned with our product strategy . But I think we're open to either one of them, quite frankly . And when you look at buying something that would be relatively inexpensive for the EBITDA you're buying, especially if we could take out overheads and we can run it more efficiency -- efficiently or offset capital or utilize assets better if we had a bigger base, then we will look at that . And we continue to look at opportunities . And you're right, some of the value seems to be pretty good . The other -- the offset to that is, if we're buying a business that there's not -- if it's flat sales, it's one thing . But if we think it's going to be declining over a reasonably short period of time for the next 5 to 6 years, we are very conscious of restructuring costs and heavy lift in that area, so we'd be cautious of what we buy . But I do think there's going to be some pretty interesting opportunities as long it's in the product areas that we're already in or -- as far as growth, we have made some acquisitions in the past . We're still very interested in the -- in what we -- everybody talks about the growing area . We are looking at mobility as a service, what the opportunities are there as well . So we are open to both . Ideally, we want to get into new technologies, and that's typically what we're looking at from buying new start - up technologies and integrating them in to Tier 1 . But we're open to all options . To the extent we find something good, we'll buy it . If we can't, we'll just return share -- money to shareholders through buybacks . FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Operator Our next question comes from the line of Dan Levy with Crédit Suisse. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst First off, just wanted to start on the coronavirus piece, and I realize there's just a great deal of uncertainty . But I'm wondering if there's any way to maybe frame the downside risk of coronavirus for Magna . Specifically, I know you've had some impairments and some of the reduced equity income guides have come from China . But is there any way to maybe think of what decremental margins might look like or just what some band of sensitivity might be? Obviously, ex the supply chain piece, of course, which is tougher . But any way to potentially sensitize this so we can have a band of what the potential outcomes might be? Donald James Walker - Magna International Inc. - CEO & Director I'll let Louis or Vince want to jump in afterwards . I don't know how to answer it, but you might be able to . I think if you look at the impact of the virus, a lot of our plants are back up and running, at least to a certain extent . A lot of the customers' plants are up and running . The impact it will ultimately have on vehicle sales in China, I'm sure it's going to have some short term . But as people go out and buy vehicles if they were planning to anyway, anybody's guess, I would assume they would . I'm sure there's going to be some short - term impact over there . It looks like the government is -- rightly so, is focused on, and I don't know the priorities would be, let's get the health system back up, let's get the food supply back up and running . But they have -- they're still making some pretty good headway in allowing and encouraging plants to get back up and running . We'll have to see how the transportation system works over there . We are relatively small in China . So the biggest thing that I'm interested in, quite frankly, is, is there production holes in the shipments that are coming back to Europe and North America because, typically, things are shipped on boats . I know our customers are all looking at their supply chain to find out what impact it might have, what are the critical parts, what are the critical programs you want to keep running . They can airfreight things if they have to if there's a haul coming through from the shipping . So it's too early to tell . And to anybody's guess, everybody's is tracking what's happening with the progress . But hopefully, they get this contained . But it's a very sophisticated industry and our customers are pretty sophisticated . So they've all been asking us what impact might happen and everybody's using their best guess as to when plants come up and running . So too early to tell about what the long term . I'm relatively encouraged that we see a lot of the plants coming back up, and hopefully, we can get -- everybody will get people focused on the critical parts that are flowing outside of China . And then, hopefully, China comes back up again . But as far as answering the other question, I don't know, Louis or Vince, I don't know how we can quantify . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Let me just -- Don, let me just add some additional comments . Dan, with respect to decremental margins, it's really tough to kind of think about what the impact is going to be . We first got to understand what's the impact on sales . So you'll see decremental margins and are there going to be additional costs incurred if we're running plants inefficiently because we don't have all of people there . It is too early to tell . Our plants have been resuming operations, albeit at lower utilization levels . We'll get a better feel as we get to the end of Q 1 . And you mentioned -- part of your question there is this -- could this have an impact on impairments . I don't think so, Dan . This is temporary in nature . The industry would got back -- as this virus goes away, I expect that the China production is going to go back to where it would have been . So it should have absolutely no impact on how we look at long - term value of the assets that we have in China today . FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Great . And then just the second, I wanted to follow up on Rod's line of questions on M&A . And specifically, obviously, we're seeing some consolidation in the powertrain arena . If I recall correctly, for your eDrive units, the make versus buy for you on the -- [inverter] that's on the motor and the power electronics is mixed . From a technology standpoint, is it your view that fully in - sourcing these components isn't an advantage? Or would you potentially look to bring more capabilities in - house? Is that ultimately something that could make you -- or provide you with a technologically better offer? Seetarama Swamy Kotagiri - Magna International Inc. - President So this is Swamy . I think the question in terms of looking at eDrives generally is key building block that come together . And as you rightly mentioned, power electronics and e - machine are 2 of those key building blocks . In the programs that we talked about previously, we have done that on a platform perspective and the design of the e - machine and some of the key components have been internal to Magna, but we kind of look at it from the perspective of the possible buying capability in the e - machine, looking at copper, looking at railroads and where there is an advantage . So it's a mix of looking at that versus the design technology capability . So the design piece of it and how it interfaces with the rest of the system is integral inside Magna . Looking at the component buy is a mix . But like Don said, we'll continue to see what makes sense as an overall system . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst If I could just squeeze one more in, just a housekeeping . You had $ 15 million of positive EBIT in Corporate and Other, and I think you mentioned this relates to asset utilization . But can you just provide us with more color on what this is and how to think of that in future quarters? (inaudible) Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Sure, Dan . We did report $ 15 million of positive EBIT in our Corporate segment . There's a couple of significant items that make up the $ 15 million, not a big number . But first of all, it's reduced incentive compensation . Profits are down Q 4 versus Q 4 , have been down for the year . So that has a direct impact on overall incentive compensation across the board . The second is really noise in the Corporate segment . Sometimes it's positive . Sometimes it's negative . And it relates to accounting for deferred taxes in Mexico where our functional currency is U . S . dollars, but our local currency is pesos, and you start to revalue the deferred tax assets and liabilities on the balance sheet, and we did it this quarter, and it created some income for us . So those are the primary pieces . There's some pluses and minuses elsewhere, but those are the 2 most significant pieces that contribute to that $ 15 million of positive EBIT in the Corporate segment . Donald James Walker - Magna International Inc. - CEO & Director Dan, just so -- I'm just going to add one thing to what Swamy said . We are going to give our investors -- we have an Investor Day on the 27 th, we're going to be giving more clarity and probably be able to get into more detail as to our strategy of what we want to make, what we want to buy, what we want to design in the electrification of the powertrain . I think one high - level comment . It's -- I think it's been recognized by the industry, the industry being more the Tier 1 s, that it's very expensive for everybody to do everything on their own . So you see more -- you're going to probably see more acquisitions and, more importantly, you're going to see more cooperation agreements, I think . Because there's just a lot of people all going after the same business, and I think it can be more efficient rather than everybody redesigning to do cooperation agreements, acquisitions, joint ventures . So we'll talk more about what our strategy is . But I think you can expect to see more, let's say, consolidation of some form in the players in this industry just to get the efficiencies up and the pricing down for our customers . FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Operator (Operator Instructions) And our next question comes from the line of James Picariello with KeyBanc. James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst So you're clearly lowering the ADAS engineering component to your spend in 2020 after you account for the Lyft termination benefit . I believe there's still an implied ramp in your electrification investments . Just wondering, can you speak to some key programs you're most excited about on this front? For ADAS, we have this clean framework of 3 programs that start production late 2021 . I know the exercise is not as easy on the electrified propulsion front, but just would be curious if you had some key programs in mind that maybe have a similar launch curve to your ADAS visibility . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Don, let me start with kind of just clarifying sort of expenditures, maybe you or Swamy can deal with the second part of that . When I look at overall spending on ADAS and electrification in our Power & Vision segment, between ' 19 and ' 20 , overall, we're expecting spending to come down . But again, there's 3 components to this . The first part is just Lyft is going away, so that reduces our expenses . And we talked about the -- I talked earlier about the 3 programs or the new technologies, and the engineering spend on that is coming down as we're moving closer to the launch . Having said that, our spending elsewhere in electrification and autonomy is actually moving up slightly between 2020 and 2019 . So when you bucket it all together, it's coming down . Excluding the Lyft and the other 2 -- the other component, actually spending is increasing in ' 20 versus ' 19 . Seetarama Swamy Kotagiri - Magna International Inc. - President Yes . And I think, Vince, to add to your comments, when we talk about the 3 programs, the 3 programs have been discussed here because of the overspend and the scope of the programs . So we have been giving updates on that . But the normal course of business continues in terms of getting new programs, both in North America and Europe and elsewhere . I think referring back to Vince's comments in the beginning, the focus on the core or platform engineering continues, which helps leverage and optimize our application spending as we continue to win programs . In electrification, we look at the building blocks perspective, which is, again, platforms . We talked about the programs that are launching in the VW program that we talked about on the eDrive . We talked about the transmission program, although we say the transmission part of it is hybrid and there is a piece of electrification there in terms of the hybrid variants . So we also talked about another North American OEM program in China for electrification . So we see continued progress and we're able to efficiently leverage the core as well as the lessons learned from the application . Donald James Walker - Magna International Inc. - CEO & Director James, one last comment . We'll get into more detail and -- when we get to our Investor Day . But we've been pretty careful on -- because I don't really know what the penetration rates are going to be for the electric vehicles . It's definitely going to be growing . But we've been pretty careful to try not to take on too many programs . We're doing it, as Swamy says, more to develop the -- our capability, the building blocks . And as we move further along to see what the actual volume is going to be, then we'd know better how to quote the pieces of it . So everybody has been sharpening their pencils to get the business . So both in the ADAS space as well as the electrification of powertrain, we want to be fairly selective . Because at the end of the day, there's a balance between how fast you want to grow and keeping the margins up . So in the ADAS area, we're very strong in cameras . We are trying to bring the new radar technology . And also, we've invested into one LiDAR program, which has been very expensive . But we also think it's one of the better long - term solutions . So we're pretty selective in how what we're taking on so we don't grow so fast that we're just burning cash . FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Got it . Yes, that makes sense . Very helpful . And then just one more housekeeping item on -- for the equity income . It sounds like in the quarter, there was a benefit tied to lower depreciation and amortization . So was that onetime related? Or would you consider the benefit sustainable, kind of lapping the first 3 quarters to the positive in 2020 ? Or again, more onetime related? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO No . James, it's going to be ongoing . The reason for that is we took the impairment in Q 3 . So we wrote off assets that were being amortized . That amortization is going away . So it was about an $ 11 million benefit in Q 4 , and I think we're expecting that benefit to continue throughout each quarter in 2020 and beyond . Donald James Walker - Magna International Inc. - CEO & Director And keep in mind, it's already in our outlook. Operator And our final question comes from the line of Brian Johnson with Barclays. Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst And look forward to seeing you next week . I know you commented briefly on Europe in the context of spillover from the virus . My question on Europe is different . It's what are you seeing in terms of powertrain mixes in the production schedules so far this quarter and on the schedules you're looking to the first half? What does it imply for overall European production volumes? And then how does it fit in with the power products -- powertrain products that you're providing? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Brian, if you think about our overall product portfolio in Europe or around the world, there really isn't any impact between whether you've got an internal combustion engineer, you've got an electric vehicle or a hybrid vehicle . So generally, it's not per se something that's a big focus for us in terms of production schedules . Having said that, what we're seeing with the move to better fuel efficiency in Europe is an increased demand for our efficient DCT transmissions and hybrid DCTs . So that will be a growth opportunity for us . And we announced earlier or last year that we won our largest transmission order ever in Magna's history tied to our technology and capabilities in DCTs and how we evolve those into hybrid - type transitions as well . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst And anything in particular on the mix of plug - in hybrids and hybrids versus BEVs in terms of the European OEMs' production mix needed to get to compliance? Seetarama Swamy Kotagiri - Magna International Inc. - President Yes . I think in terms of what we are seeing this year, as you know, right, you have to -- you have the opportunity to exclude the worst 5 % of the fleet and -- which goes away and you take the entire fleet next year . But in terms of just the powertrain product, as you very well know, the impact FEBRUARY 21, 2020 / 12:00PM, MG.TO - Q4 2019 Magna International Inc Earnings Call 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 of what's in production this year is because the design cycles and how we go through has been decided 2 or 3 years ago . So there might be a change in terms of the mix of the type of engines and some of the powertrains there, but it won't be a significant change in terms of the production variance because what you have is what you're balancing . So I think it's more a transition as we go forward than see a material change in the mix . At least from our product, like Vince explained, in one of the big program we talked in transmission, we have both variants of transmission, both the hybrid as well as the normal DCT . So we believe we won't see something significant as we go through 2020 . Operator Mr. Walker, there are no further questions at this time. I'll turn the call back to you. Please continue with your closing remarks. Donald James Walker - Magna International Inc. - CEO & Director Okay . Well, I appreciate everybody listening in this morning . The -- overall, given what went on in 2019 , the fourth -- there's always moving parts . We're going to be, as I said, next week when we get to the Investor Day, we can talk a little bit more about it . But if you look at what's happening, big picture, what happened in ' 19 , the USMCA, I expect, is going to get passed in Canada, we can get that behind us, which was a significant issue we worked on . And the potential impact going forward of getting that done, I think, will be positive . We can talk a little bit more to the extent we have clarity on what impact the RBC and the labor value content, the LVC, will have . But the end result of this, I believe, will be probably more sourcing in North America . Magna is the biggest supplier in North America . So that should be positive . We'll see how the details roll out . By getting rid of the uncertainty there and the duties, will -- one less thing to worry about . The trade with -- between the U . S . and China, hopefully, will settle down based on what we've seen so far . So it's one last thing to worry about . But the opportunities in the new mobilities and new entrants, the mobility as a service, I think there's been a lot going on in 2019 . So I'm sure there'll be challenges in 2020 , but we can have more discussions next week . The -- getting the strike behind us is a good thing as well . So I think we have a solid outlook with continued growth and margin expansion, and we've talked about our free cash flow generation . So we'll watch what happens in the COVID - 19 , which we hope will be a short - term issue . But overall, I'm pretty encouraged about the future and look forward to seeing whoever is going to be there next week . So thanks for dialing in, and have a great day, everybody. Operator That does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines. 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